UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                              FORM 12B - 25

                       NOTIFICATION OF LATE FILING

                              (CHECK ONE):

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

     For Period Ended: March 31, 1996
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended:



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION



Full Name of Registrant

Siskon Gold Corporation
Former Name if Applicable



Address of Principal Executive Office (STREET AND NUMBER)

350 Crown Point Circle, Suite 100

City, State and Zip Code

Grass Valley, California  95945
PART II -- RULES 12B - 25(B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attached Extra Sheets if Needed).

     Siskon Gold Corporation is currently in negotiations to raise additional working capital of approximately $500,000 to $1,000,000. The result of the negotiations will affect the financial condition of Siskon. Therefore, more time is necessary to complete Siskon's Form 10-QSB for the quarter ended March 31, 1996.



PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

 MICHAEL K. EPSTEIN                 916              273-4311
(Name)                        (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).            [X] Yes               [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                   [X] Yes               [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended March 31, 1995, Siskon recognized a gain on sale of mineral rights and equipment of approximately $93,000. There was no corresponding gain recognized during the quarter ended March 31, 1996. Therefore, Siskon's net loss for the quarter ended March 31, 1996 will be approximately $65,000 greater than the corresponding quarter for the prior fiscal year.

                               SISKON GOLD CORPORATION

                              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MAY 14, 1996            By: MICHAEL K. EPSTEIN________________________
                                 Michael K. Epstein, Chief Financial Officer

12b.25